                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment 1)*

                      CHICAGO BRIDGE & IRON COMPANY N.V.
                               (Name of Issuer)

                       Common Stock, par value NLG 0.01
                        (Title of Class of Securities)

                                  N19808 10 9
                                (CUSIP Number)

                              Ronald Basso, Esq.
                  Buchanan Ingersoll Professional Corporation
                         One Oxford Center, 20th Floor
                               301 Grant Street
                             Pittsburgh, PA 15219
                                (412)-562-8800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 15, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

_________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP: N19808 10 9

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 1    NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS:

      Pitt-Des Moines, Inc
      I.R.S. IDENTIFICATION NO: 25-0729430
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
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 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      00
------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                     [X]

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Pennsylvania
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            2,040,816

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             N/A

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                          2,040,816
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,040,816 Shares*
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      approximately 9.9%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
------------------------------------------------------------------------------


--------------------

* The Reporting Person disclaims beneficial ownership of shares to the extent that net proceeds received by the Reporting Person upon disposition of the shares exceeds $35 million.

                                       1




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     This Amendment No. 1 is filed in accordance with Rule 13d-2 of the
Securities Exchange Act of 1934, as amended, by the Reporting Person and refers only to information which has materially changed since the filing of the
Schedule 13D by the Reporting Person on February 20, 2001. The items identified below are amended to add the information as set forth below. Capitalized terms not otherwise defined have the meanings ascribed to them in the original
Schedule 13D.

Item 4.  Purpose Of Transaction

        On March 15, 2001, the Issuer exercised its call rights on the Excess Shares and, the Reporting Person believes, resold such shares to third parties. The Reporting Person received $9 million ($11.15 per share) in net proceeds from the Issuer in the disposition of the Excess Shares. As a result of this transaction, the Reporting Person no longer owns any Excess Shares. Consequently, the Reporting Person no longer holds demand registration rights or other rights with respect to the Excess Shares.

        The Asset Purchase Agreement was amended as of March 7, 2001. The amendment is attached hereto as an Exhibit.

Item 5.  Interest In Securities Of The Issuer

        The information contained in Item 4 is incorporated herein by this reference.

        (a)  Number of Shares Beneficially Owned:      2,040,816*

             Percent of Class                          9.9% (based on 20,591,464
                                                       shares of Common Stock
                                                       outstanding, determined
                                                       from the representations
                                                       and warranties made by
                                                       the Issuer in the Asset
                                                       Purchase Agreement and
                                                       taking into account the
                                                       issuance of the CB&I
                                                       Shares to the Reporting
                                                       Person pursuant to the
                                                       Asset Purchase Agreement
                                                       and the disposition of
                                                       the Excess Shares as
                                                       reported in Item 4
                                                       herein).

     (b)     Sole Power to Vote, Direct the Vote of,   2,040,816+
             or Dispose of Shares:

     (c)     Recent Transactions                       See Item 4.


------------------
* The Reporting Person disclaims beneficial ownership of shares to the extent that net proceeds received by the Reporting Person upon disposition of the shares exceeds $35 million.

+ The Reporting Person does not have sole power to dispose of the shares to the extent that the Issuer has rights to call the shares.

                                       2
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     (d)     Rights with Respect to Dividends or       N/A
             Sales Proceeds:

     (e)     Date of Cessation of Five Percent         N/A
             Beneficial Ownership:



Item 7.  Material To Be Filed As Exhibits

1. Amendment No. 1 to Asset Purchase Agreement, dated as of March 7, 2001, by and among Pitt-Des Moines, Inc., Chicago Bridge & Iron Company N.V. and CB&I Constructors, Inc.

                                       3
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2001                   /s/ Richard A. Byers
                                        -----------------------
                                        Richard A. Byers
                                        Vice President, Finance and Treasurer

                                       4